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May 14, 2019

VIA EDGAR AND ELECTRONIC MAIL

Perry J. Hindin, Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	EQT Corporation (“EQT” or the “Company”) PRRN14A Preliminary Proxy Statement Filing on Schedule 14A (the “Proxy Statement”) Filed May 8, 2019 by Toby Z. Rice, et al. File No. 001-03551

Dear Mr. Hindin:

We acknowledge receipt of the oral comments (the “Comments”) from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with regard to the above-referenced matter. We have discussed the Comments with our clients, Toby Z. Rice, Derek A. Rice, J. Kyle Derham and William E. Jordan (collectively, the “Rice Team”), and are providing the following responses on their behalf. For ease of reference, the Comments are summarized below in italics. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

1.	The Staff requested that the Rice Team confirm that the following statement is still accurate in light of the Company’s announcement that it planned to nominate three new directors to the Board for election at the 2019 Annual Meeting.

“In contrast to the existing Board, which has limited relevant energy experience outside of EQT, our Nominees have the operational expertise necessary to support and oversee a management team that can deliver peer-leading well productivity along with peer-leading well costs.”

The Rice Team respectfully advises the Staff that it continues to believe that the statement has a reasonable factual basis because it specifically references the existing Board and not the proposed reconstituted Board that includes the three new independent nominees to be nominated for election by EQT at the 2019 Annual Meeting. Nonetheless, the Rice Team intends to revise the Proxy Statement to add the following sentence immediately after the above-referenced statement:

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May 14, 2019

“While we are pleased with the Board’s recent decision to nominate three new independent director candidates for election at the 2019 Annual Meeting, to replace three long-serving directors, two of whom appear to have some relevant upstream operational experience, we do not believe this reactionary move by the Board is sufficient to achieve the fundamental changes needed at EQT.”

2.	The Staff requested that the Rice Team provide the reasonable factual basis in support of the following statements in the Proxy Statement:

“Although EQT released new guidance in March that increased its projected free cash flow by $200 million, we have failed to see EQT make any meaningful progress toward achieving this new guidance.” (Page 17, Emphasis added).

“Although EQT released new guidance in March that increased its projected free cash flow by $200 million, we have failed to see EQT make any meaningful progress toward achieving this new guidance.” (Page 22, Emphasis added).

The Rice Team acknowledges the Staff’s comment and is providing on a supplemental basis an analyst report from the Jefferies Group LLC, which states that it continues to see EQT’s long term guidance as aggressive. Similarly, the Rice Team remains skeptical of EQT’s efforts to increase its guidance in light of last year’s operational miss in the third quarter of 2018 following repeated claims in the first and second quarters of 2018 that EQT was achieving or exceeding its initial guidance for 2018. For clarity, the Rice Team advises the Staff that it will revise these statements in both instances in the Proxy Statement as follows:

“Although EQT released new guidance in March that increased its projected free cash flow by $200 million, we remain skeptical of EQT’s efforts to increase its guidance after last year’s huge operational miss in the third quarter of 2018 that caused the Company to significantly reduce its guidance for the full year, despite repeated claims in the first and second quarters of 2018 that EQT was achieving or exceeding its initial guidance for 2018.”

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The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Elizabeth Gonzalez-Sussman, Esq.

Elizabeth Gonzalez-Sussman, Esq.